Via Facsimile and U.S. Mail
Mail Stop 4720

November 30, 2009

Mr. Paul H. McDonough
Chief Financial Officer
OneBeacon Insurance Group Ltd.
601 Carlson Parkway
Minnetonka, Minnesota

Re: **OneBeacon Insurance Group Ltd.**
        Form 10-K for the Year Ended December 31, 2008
        Filed on February 27, 2009
        Schedule 14A
        Filed on March 30, 2009
        F**ile No. 1-33128**

Dear Mr. McDonough:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director